Exhibit 107

Calculation of Filing Fee Tables

Form PREM14A

(Form Type)

Affinity Bancshares, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Aggregate cash and other property to be received by the Registrant	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$135,654,957	0.00014760	$20,023

Fees Previously Paid	—

Total Transaction Valuation	$135,654,957

Total Fees Due for Filing			$20,023

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$20,023

(1)

The proposed maximum aggregate value of the transaction was calculated in accordance with Rule 457(f) and based on the 6,412,430 outstanding shares of Affinity Bancshares, Inc. as of August 7, 2024 and the average high and low market price of $21.155 on August 9, 2024.